UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

H&E EQUIPMENT SERVICES, INC.

(Name of Subject Company)

H&E EQUIPMENT SERVICES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404030108

(CUSIP Number of Common Stock)

Bradley W. Barber

7500 Pecue Lane

Baton Rouge, Louisiana 70809

(225) 298-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Derek Winokur

Iliana Ongun

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of H&E Equipment Services, Inc., a Delaware corporation (the “Company” or “H&E Equipment Services”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 19, 2025, by and among Herc Holdings Inc., a Delaware corporation (“Parent” or “Herc”), the Company, and HR Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent:

1.	Joint Press Release, dated February 19, 2025, issued by the Company and Parent, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2.

Letter to the Company’s Employees from John M. Engquist, Brad Barber, John Engquist and Leslie Magee, dated February 19, 2025, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Items #1-2 above were first used or made available on February 19, 2025.

Forward-Looking Statements

This Schedule 14D-9C contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements involve significant risks and uncertainties that may cause actual results to differ materially from such forward-looking statements. These statements are based on current plans, estimates and projections, and, therefore, investors should not place undue reliance on them. No forward-looking statement, including any such statement concerning the completion and anticipated benefits of the proposed transaction, can be guaranteed, and actual results may differ materially from those projected. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. H&E Equipment Services uses words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “targets,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the Securities and Exchange Commission (“SEC”) reports filed by Herc and H&E Equipment Services, as well as the possibility that (1) Herc and H&E Equipment Services may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the acquisition as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) H&E Equipment Services’ business may suffer as a result of uncertainty surrounding the proposed transaction, or any adverse effects on H&E Equipment Services’ ability to maintain relationships with customers, employees and suppliers; (4) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (5) any negative effects of the announcement of the proposed transaction or the financing thereof on the market price of H&E Equipment Services common stock or other securities; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Herc and H&E Equipment Services. H&E Equipment Services gives no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Herc and H&E Equipment Services described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Herc and H&E Equipment Services. These forward-looking statements speak only as of the date hereof. H&E Equipment Services undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Additional Information and Where to Find It

This Schedule 14D-9C is for information purposes only and not intended to be a recommendation to buy, sell or hold securities and does not constitute an offer for the sale of, or the solicitation of an offer to buy, securities in any jurisdiction, including the United States. Any such offer will only be made by means of a prospectus or offering memorandum, and in compliance with applicable securities laws. Herc’s tender offer has not commenced. At the time the tender offer is commenced, Herc will file, or will cause to be filed, tender offer materials on Schedule TO with the SEC and H&E Equipment Services will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case with respect to the tender offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as they may be amended from time to time, will contain important information that should be read carefully when they become available and considered before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, Herc and H&E Equipment Services with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The tender offer materials and related materials also may be obtained for free (when available) under the “Financials—SEC Filings” section of Herc’s investor website at https://ir.hercrentals.com/, and the Solicitation/Recommendation Statement and such other documents also may be obtained for free (when available) from H&E Equipment Services under the “Financial Information—SEC Filings” section of H&E Equipment Services’ investor website at https://investor.he-equipment.com/.

Exhibit No.	Description

99.1	Joint Press Release, dated February 19, 2025, issued by H&E Equipment Services, Inc. and Herc Holdings Inc.

99.2	Letter to H&E Equipment Services, Inc.’s Employees from John M. Engquist, Brad Barber, John Engquist and Leslie Magee, dated February 19, 2025.